Exhibit 99.1

TITAN MEDICAL INC.

DEFERRED SHARE UNIT PLAN

ARTICLE 1 INTRODUCTION

1.1	Purpose

The purpose of this Deferred Share Unit Plan is to provide directors of Titan Medical Inc. (the “Corporation”) with the opportunity to acquire Deferred Share Units (as defined herein) of the Corporation in order to allow them to participate in the long-term success of the Corporation and to promote a greater alignment of their interests with the interests of the Corporation’s shareholders.

ARTICLE 2 INTERPRETATION

2.1	Definitions

For purposes of the Plan:

(a)	“Account” means an account maintained by the Corporation for each Participant and which will be credited by means of a book-keeping entry with DSUs that are granted in accordance with the terms of this Plan and the DSU Agreements;

(b)	“Applicable Withholding Amounts” is defined in Section 4.7(a) of the Plan;

(c)	“Black Out Period” means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any Participant that holds a DSU;

(d)	“Board” means the Board of Directors of the Corporation as may be constituted from time to time;

(e)	“Cash Payment” is defined in Section 4.7(a) of the Plan;

(f)	“Committee” means the Compensation Committee of the Board or such other committee of the Board as may be appointed by the Board to administer the Plan, provided, however, that if no such committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer the Plan, all references in the Plan to “Committee” shall at such time be in reference to the Board;

(g)	“Corporation” means Titan Medical Inc. and includes any successor corporation;

(h)	“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 4;

(i)	“Distribution Date” is defined in Section 4.6 of the Plan;

(j)	“Distribution Value” means, with respect to each Deferred Share Unit credited to a Participant’s Account, the Fair Market Value per Share;

(k)	“Dividend Equivalents” means a bookkeeping entry whereby each Deferred Share Unit is credited with the equivalent amount of the dividend paid on a Share in accordance with Section 4.3;

(l)	“Dividend Market Value” means the Fair Market Value per Share on the dividend record date;

(m)	“DSU Agreement” is defined in Section 5.11 of the Plan;

(n)	“Eligible Director” means an individual who is, at the relevant time, a member of the Board;

(o)	“ESPP” means the Corporation’s employee share purchase plan, as amended, restated or supplemented from time to time;

(p)	“Exchange” means the TSX or Nasdaq or, if the Shares are not then listed and posted for trading on the TSX or Nasdaq, such stock exchange on which such Shares are listed and posted for trading and on which the majority of the trading volume and value of such Shares occurs;

(q)	“Fair Market Value” with respect to a Share, as at any date, means the weighted average of the prices at which the Shares traded on the TSX (or, if the Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Shares occurs) for the five (5) trading days on which the Shares traded on the said exchange immediately preceding such date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(r)	“Insider” has the meaning ascribed thereto in Part I of the TSX Company Manual, as amended from time to time;

(s)	“Nasdaq” means the NASDAQ Stock Market LLC;

(t)	“Participant” means an Eligible Director who is granted DSU’s in accordance with Section 4.1 hereof;

(u)	“Payment Shares” is defined in Section 4.8 of the Plan;

(v)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(w)	“Plan” means this Deferred Share Unit Plan as amended, restated, supplemented or otherwise modified from time to time;

(x)	“Security Based Compensation Arrangement” has the meaning ascribed thereto in Part VI of the TSX Company Manual, as amended from time to time;

(y)	“Separation Date” means the earliest date on which the Participant is no longer a member of the Board of the Corporation nor is otherwise employed by the Corporation or any of its Subsidiaries in any fashion;

(z)	“Share” means a common share of the Corporation or, in the event of an adjustment contemplated by Section 4.10, such other number or type of securities as the Committee may determine;

(aa)	“Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario);

(bb)	“TSX” means the Toronto Stock Exchange; and

(cc)	“TSX Company Manual” means the Toronto Stock Exchange Company Manual, as amended from time to time.

2.2	Interpretation

(a)	Words in the singular include the plural and words in the plural include the singular. Words importing male persons include female persons, corporations or other entities, as applicable. The headings in this document are for convenience and reference only and shall not be deemed to alter or affect any provision hereof. The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to this document as a whole and not to any particular Article, Section, paragraph or other part hereof.

(b)	Whenever the Board or, where applicable, the Committee or any sub-delegate of the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee or the sub-delegate of the Committee, as the case may be.

(c)	Unless otherwise specified, all references to money amounts are to Canadian currency.

ARTICLE 3 ADMINISTRATION OF THE PLAN

3.1	Administration of the Plan

(a)	Except for matters that are under the jurisdiction of the Board as specified under the Plan or as required by law and subject to Sections 3.1(b), this Plan will be administered by the Committee and the Committee has sole and complete authority, in its discretion, to:

(i)	interpret and construe any provision hereof and decide all questions of fact arising in their interpretation;

(ii)	adopt, amend, suspend and rescind such rules and regulations for administration of this Plan as the Board may deem necessary in order to comply with the requirements of this Plan, in order to conform to any law or regulation or to any change in any laws or regulations applicable thereto, or in order to ensure that the plan qualifies and remains qualified as a “prescribed plan or arrangement” for the purposes of the definition of “salary deferral arrangement” in the Income Tax Act (Canada);

(iii)	exercise rights reserved to the Corporation under the Plan;

(iv)	take any and all actions permitted by this Plan;

(v)	prescribe forms for notices to be prescribed by the Corporation under the Plan; and

(vi)	make any other determinations and take such other action in connection with the administration of this Plan that it deems necessary or advisable.

provided that the Committee shall not exercise its authority in a manner that would cause the Plan to cease to qualify as a “prescribed plan or arrangement” for the purposes of the definition of “salary deferral arrangement” in the Income Tax Act (Canada). The Committee’s determinations and actions under this Plan are final, conclusive and binding on the Corporation, the Participants and all other Persons.

(b)	To the extent permitted by applicable law, the Committee may, from time to time, delegate to any specified officer of the Corporation all or any of the powers of the Committee. In such event, the specified officer will exercise the powers delegated to it by the Committee in the manner and on the terms authorized by the Committee. Any decision made or action taken by the specified officer arising out of or in connection with the administration or interpretation of this Plan in this context is final, binding and conclusive on the Corporation, the Participants and all other Persons.

3.2	Determination of Value if Shares Not Publicly Traded

If the Shares are not publicly traded on the Exchange at the relevant time such that the Distribution Value and/or the Dividend Market Value cannot be determined in accordance with the definitions of those terms, such values shall be determined by the Committee acting in good faith, or in the absence of the Committee, by the Board acting in good faith.

3.3	Eligibility

Any individual who at the relevant time is an Eligible Director is eligible to participate in the Plan. Eligibility to participate does not confer upon any individual a right to receive an award of Deferred Share Units pursuant to the Plan.

3.4	Exemption from Plan Participation

Notwithstanding any other provision of the Plan, if a Participant is resident in a jurisdiction in which an award of Deferred Share Units under the Plan might be considered to be income which is subject to taxation at the time of such award, the Participant may elect not to participate in the Plan by providing a written notice to the Chief Financial Officer of the Corporation.

3.5	Discretionary Relief

Notwithstanding any other provision hereof, the Board may, in its sole discretion, waive any condition set out herein if it determines that specific individual circumstances warrant such waiver.

ARTICLE 4 DEFERRED SHARE UNITS

4.1	Grant of Deferred Share Units

(a)	The Committee may, from time to time in its sole discretion, grant DSUs to Eligible Directors and upon such grant, such Eligible Directors shall become Participants in this Plan. In respect of each grant of DSUs, the Committee shall determine:

(i)	the number of DSUs allocated to the Participant; and

(ii)	such other terms and conditions of the DSUs applicable to each grant.

(b)	The Corporation shall not make any grant of DSU’s pursuant to the Plan unless and until such grant or issuance and delivery can be completed in compliance with all applicable laws, including requirements set out in the Income Tax Regulations (Canada) for the Plan to qualify as a “prescribed plan or arrangement” for the purposes of the definition of “salary deferral arrangement” in the Income Tax Act (Canada), and all other regulations, rules, orders of governmental or regulatory authorities and the requirements of all applicable stock exchanges upon which Shares are listed. The Corporation shall be obligated to take all reasonable action to comply with any such laws, regulations, rules, orders or requirements.

(c)	Certificates will not be issued to evidence DSUs. Book entry accounts, to be known as the “Deferred Share Unit Account” shall be maintained by the Corporation for each Participant and will be credited with DSUs granted to a Participant from time to time.

(d)	The term during which a DSU may be outstanding shall, subject to the provisions of this Plan requiring or permitting the acceleration or the extension of the term, be such period as may be determined from time to time by the Board or the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction.

4.2	Vesting

Deferred Share Units will be fully vested upon being granted and credited to a Participant’s Account.

4.3	Credits for Dividends

A Participant’s Account shall be credited with Dividend Equivalents in the form of additional Deferred Share Units as of each dividend payment date in respect of which normal cash dividends are paid on the Shares. Such Dividend Equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Deferred Share Units recorded in the Participant’s Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places. The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

4.4	Limits on Issuances

Notwithstanding any other provision of this Plan:

(a)	the maximum number of Shares issuable pursuant to outstanding DSUs at any time shall be limited to 5% of the aggregate number of issued and outstanding Shares, provided that the maximum number of Shares issuable pursuant to outstanding DSUs and all other Security Based Compensation Arrangements, other than any Shares issued or issuable under the ESPP, shall not exceed 15% of the Shares outstanding from time to time;

(b)	the number of Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, other than any Shares issued or issuable under the ESPP, shall not exceed 15% of the issued and outstanding Shares; and

(c)	the number of Shares issued to Insiders, within any one-year period, under all Security Based Compensation Arrangements, other than any Shares issued or issuable under the ESPP, shall not exceed 15% of the issued and outstanding Shares.

For the purposes of this Section 4.4, any increase in the issued and outstanding Shares (whether as a result of the issue of Shares pursuant to DSUs or otherwise) will result in an increase in the number of Shares that may be issued pursuant to DSUs outstanding at any time. Further, if the acquisition of Shares by the Corporation for cancellation should result in the foregoing tests no longer being met, this shall not constitute non-compliance with this Section 4.4 for any awards outstanding prior to such purchase of Shares for cancellation.

DSUs that are cancelled, terminated or expire shall result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of DSUs pursuant to this Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired DSUs.

Upon Cash Payment being made or Payment Shares being issued in settlement of DSUs, the number of Shares reserved for issuance in respect of such DSUs automatically become available to be made the subject of new DSUs, provided that the total number of Shares reserved for issuance under the Plan and all other Security Based Compensation Arrangements, other than any Shares issued or issuable under the ESPP, does not exceed 15% of the issued and outstanding Shares of the Corporation.

4.5	Reporting of Deferred Share Units

Statements of the Deferred Share Unit Accounts will be provided to Participants on an annual basis.

4.6	Distribution Date Election

A Participant shall have the right to receive Payment Shares or, upon the joint election of the Corporation and the Participant, Cash Payment or a combination of Cash Payment and Payment Shares in respect of Deferred Share Units recorded in the Participant’s Account in accordance with Sections 4.7 or 4.8, on one of the following dates (the “Distribution Date”):

(a)	on a date to be determined by the Corporation no later than 90 days following the Separation Date; or

(b)	such later date as the Participant may elect by written notice delivered to the Chief Financial Officer of the Corporation prior to the Separation Date, provided that in no event shall a Participant be permitted to elect a date which is later than December 1st of the calendar year following the calendar year in which the Separation Date occurs.

4.7	Distribution of Deferred Share Units as Cash Payment

In the event the Corporation and the Participant jointly elect to settle Deferred Share Units by way of a Cash Payment:

(a)	subject to and in accordance with Section 4.7(b), a Participant shall receive a payment equal in value to the number of Deferred Share Units recorded in the Participant’s Account on the Distribution Date that the Corporation and the Participant jointly elect to settle by way of payment in cash multiplied by the Distribution Value of a Share on the Distribution Date (the “Cash Payment”). The Corporation is authorized to deduct from the Cash Payment an amount equivalent to the minimum amount of taxes and other minimum amounts as the Corporation may be required by law to withhold, as the Corporation determines (the “Applicable Withholding Amounts”). Upon payment in full of the value of the Deferred Share Units, less the Applicable Withholding Amounts, the Deferred Share Units shall be cancelled, and no further payments shall be made to the Participant under the Plan; and

(b)	the Cash Payment less any Applicable Withholding Amounts, will be paid to the Participant in cash within ten (10) business days after the Distribution Date, or in the event of the Participant’s death, his beneficiary or legal representative in accordance with Section 4.9 herein.

4.8	Distribution of Deferred Share Units in Payment Shares

Subject to Section 4.7, Deferred Share Units shall be settled by the issuance of Payment Shares as follows:

(a)	The Corporation shall within 10 business days after the Distribution Date issue to the Participant a number of treasury Shares equal to the number of Deferred Share Units in the Participant’s Account that became payable on the Distribution Date (the “Payment Shares”).

(b)	Subject to Section 4.12 of this Plan, as a condition to the issue of treasury Shares in settlement of any Deferred Share Units, the Corporation may require the Participant to first pay to the Corporation, or the Corporation may deduct, an amount equivalent to the Applicable Withholding Amounts or the Corporation may take such other steps as it considers to be necessary or appropriate, including the sale of Payment Shares on behalf of the Participant, in order to provide to the Corporation the Applicable Withholding Amounts. The Corporation shall advise the Participant in writing of any Applicable Withholding Amounts required in connection with the issue of Shares in settlement of Deferred Share Units.

(c)	The Corporation shall not be required to issue or cause to be delivered treasury Shares or issue or cause to be delivered certificates evidencing Shares to be delivered in settlement of any DSUs, unless and until such issuance and delivery can be completed in compliance with the applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of all applicable stock exchanges upon which Shares are listed. The Corporation shall be obligated to take all reasonable action, on a timely basis, to comply with any such laws, regulations, rules, orders, or requirements.

(d)	If Shares may not be issued pursuant to any DSUs due to any Black Out Period, such Share issuance shall occur seven business days following the end of the Black-Out Period (or such longer period as permitted by applicable regulatory authorities and approved by the Committee).

(e)	No fractional Shares shall be issued upon the settlement of DSUs. If a Participant would otherwise become entitled to a fractional Share upon the settlement of a DSU, such Participant shall only have the right to receive the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(f)	All Payment Shares issued to Persons in the United States pursuant to the Plan will be issued pursuant to the registration requirements of the United States Securities Act of 1933, as amended, or an exemption from such registration requirements.

4.9	Death of Participant Prior to Distribution

Upon the death of a Participant prior to the distribution of the Deferred Share Units credited to the Account of such Participant under the Plan, Payment Shares or, upon the joint election of the Corporation and the executor or administrator of the Participant’s estate, Cash Payment or a combination of Cash Payment and Payment Shares shall be issued or paid to the estate of such Participant on or about the thirtieth (30th) day after the Corporation is notified of the death of the Participant or on a later date elected by the Participant’s estate in the form prescribed for such purposes by the Corporation and delivered to the Chief Financial Officer of the Corporation not later than twenty (20) days after the Corporation is notified of the death of the Participant, provided that such elected date is no later than the last business day of the calendar year following the calendar year in which the Participant dies so that payment can be made on or before such last business day. Any Cash Payment shall be equivalent to the amount which would have been paid to the Participant pursuant to and subject to Section 4.7, calculated on the basis that the day on which the Participant dies, or the date elected by the estate, as applicable, is the Distribution Date. Upon settlement under this Section 4.9 of the Deferred Share Units credited to the Account of a Participant, subject to any Applicable Withholding Amounts, the Deferred Share Units shall be cancelled, and no further distributions or payments will be made from the Plan in relation to the Participant.

4.10	Adjustments to Deferred Share Units

In the event: (a) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (b) that any rights are granted to all or substantially all shareholders to purchase Shares at prices substantially below Fair Market Value as of the date of grant (other than the payment of dividends in respect of the Shares as contemplated by Section 4.3); or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property, then the Board may make such adjustments to this Plan, the Account of each Participant, the DSU Agreements and the Deferred Share Units outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Participants hereunder and\or to provide for the Participants to receive and accept such other securities or property in lieu of Shares, and the Participants shall be bound by any such determination.

4.11	U.S. Taxpayers

The rules set forth in Schedule A to this Plan apply to any Participant who is a U.S. Taxpayer (as defined therein) and form a part of this Plan.

4.12	Taxes

(a)	A Participant shall be solely responsible for reporting and paying income tax payable in respect of any Cash Payment or Shares received by the Participant under this Plan. The Corporation will provide each Participant who is resident in Canada with (or cause each Participant to be provided with) a T4 slip or such information return as may be required by applicable law to report income, if any, arising upon the grant or exercise of rights under this Plan by a Participant who is resident in Canada for income tax purposes.

(b)	Further to Section 4.8(b) of this Plan, the Corporation shall have the power and the right to deduct or withhold, or require (as a condition of exercise) a Participant to remit to the Corporation, the Applicable Withholding Amounts to satisfy, in whole or in part, federal, provincial, and local taxes, domestic or foreign, required by law to be withheld with respect to any taxable event arising as a result of this Plan, including the grant or exercise of Deferred Share Units granted under this Plan. With respect to Applicable Withholding Amounts, the Corporation shall have the irrevocable right to (and the Participant consents to the Corporation) setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Participant (whether arising pursuant to the Participant relationship as an officer or employee of the Corporation or as a result of the Participant providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements as are satisfactory to the Participant and the Corporation. In addition, the Corporation may elect, in its sole discretion, to satisfy the Applicable Withholding Amounts, in whole or in part, by withholding such number of Payment Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the Applicable Withholding Amounts net of selling costs (which costs shall be the responsibility of the Participant and which shall be and are authorized to be deducted from the proceeds of sale). The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Payment Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Payment Shares. Any reference in this Plan to the issuance of Payment Shares or a payment of cash is expressly subject to this paragraph 4.12(b).

ARTICLE 5 GENERAL

5.1	Amendment, Suspension, or Termination of Plan

(a)	The Board may amend, suspend or discontinue this Plan or amend any DSU or DSU Agreement at any time without the consent of a Participant, provided that such amendment shall not adversely alter or impair the rights of any Participant in respect of any DSU previously granted to such Participant under the Plan, except as otherwise permitted hereunder. In addition, the Board may, by resolution, amend this Plan and any DSU granted under it (together with any related DSU Agreement) without shareholder approval, provided however, that at any time while the Shares are listed for trading on the TSX, the Board will not be entitled to amend this Plan or any DSU granted under it (together with any related DSU Agreement) without shareholder and, if applicable, TSX approval: (i) to increase the maximum number of Shares issuable pursuant to this Plan; (ii) to permit the assignment or transfer of a DSU other than as provided for in this Plan; (iii) to add to the categories of persons eligible to participate in this Plan; (iv) to remove or amend Section 4.4(b) or Section 4.4(c); (v) to remove or amend this Section 5.1(a); or (vi) in any other circumstances where TSX and shareholder approval is required by the TSX.

(b)	Without limitation of Section 5.1(a), the Board may correct any defect or supply any omission or reconcile any inconsistency in this Plan in the manner and to the extent deemed necessary or desirable, may establish, amend, and rescind any rules and regulations relating to this Plan, and may make such determinations as it deems necessary or desirable for the administration of this Plan.

(c)	If the Board terminates or suspends the Plan, previously credited DSUs will remain outstanding and in effect in accordance with the terms of the Plan. If DSUs remain outstanding after Plan termination or suspension, such DSUs shall not be entitled to Dividend Equivalents unless at the time of termination or suspension the Committee determines that the entitlement to Dividend Equivalents after termination or during suspension, as applicable, should be continued. Subject to the foregoing sentence, if the Board terminates or suspends the Plan, no new Deferred Share Units will be credited to the Account of a Participant.

(d)	The Board shall not require the consent of any affected Participant in connection with a termination of the Plan in which Payment Shares are issued to the Participant in respect of all such Deferred Share Units.

5.2	Compliance with Laws

The administration of the Plan shall be subject to and made in conformity with all applicable laws and any applicable regulations of a duly constituted regulatory authority. Should the Committee, in its sole discretion, determine that it is not feasible or desirable to carry out a distribution of Deferred Share Units due to such laws or regulations, its obligation shall be satisfied by means of an equivalent cash payment (equivalence being determined on a before-tax basis). If the Committee determines that the listing, registration or qualification of the Shares subject to this Plan upon any securities exchange or under any provincial, state, federal or other applicable law, or the consent or approval of any governmental body or stock exchange is necessary or desirable, as a condition of, or in connection with, the crediting of DSUs or the issue of Payment Shares hereunder, the Corporation shall be under no obligation to credit DSUs or issue Payment Shares hereunder unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

5.3	Reorganization of the Corporation

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

5.4	Assignment

Rights and obligations under the Plan may be assigned by the Corporation to a successor in the business of the Corporation, any company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any company acquiring all or substantially all of the assets or business of the Corporation.

5.5	DSUs Non-Transferable

Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

5.6	Participation is Voluntary; No Additional Rights

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or service nor a commitment on the part of the Corporation to ensure the continued employment or service of such Participant. Nothing in this Plan shall be construed to provide the Participant with any rights whatsoever to participate or continue participation in this Plan or to compensation or damages in lieu of participation, whether upon termination of service as an Eligible Director or otherwise. The Corporation does not assume responsibility for the personal income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

5.7	No Shareholder Rights

Under no circumstances shall Deferred Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, nor shall any Participant be considered the owner of Shares by virtue of the award of Deferred Share Units.

5.8	Unfunded and Unsecured Plan

Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

5.9	Market Fluctuations

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation makes no representations or warranties to Participants with respect to the Plan or the Shares whatsoever. In seeking the benefits of participation a Participant agrees to accept all risks associated with a decline in the market price of Shares.

5.10	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to the Board and other third parties in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

5.11	DSU Agreement

To acquire DSUs, a Participant shall enter into an agreement with the Corporation in such form as determined by the Board from time to time (the “DSU Agreement”), within such time period and in such manner as specified by the Board. If a DSU Agreement is not entered into within the time and manner specified, the Corporation reserves the right to revoke the crediting of DSUs to the Participant’s Account.

5.12	Currency

All amounts paid or values to be determined under this Plan shall be in Canadian dollars unless stated otherwise.

5.13	Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to principles of conflict of laws.

5.14	Effective Date of the Plan

This Plan was amended and restated by shareholders of the Corporation at a meeting duly called and held on June 8, 2022.

SCHEDULE A

PLAN PROVISIONS APPLICABLE TO U.S. TAXPAYERS

The provisions of this Schedule “A” apply to Deferred Share Units held by a U.S. Taxpayer to the extent such Deferred Share Units are subject to U.S. Taxation. The following provisions apply, notwithstanding anything to the contrary in the Plan. All capitalized terms used in this Schedule “A” and not defined herein, shall have the meaning attributed to them in the Plan.

“Section 409A” means Section 409A of the United States Internal Revenue Code and the regulations and authority promulgated thereunder.

“Separation Date” shall mean the date on which the Participant incurs a “separation from service” within the meaning of Section 409A.

“U.S. Taxpayer” shall mean any person who is a U.S. citizen, U.S. permanent resident, or other person who has been granted or is eligible to be granted a Deferred Share Unit under the Plan that is otherwise subject to U.S. taxation.

1.	Notwithstanding Section 3.4 of the Plan, each election by a U.S. Taxpayer not to participate in the Plan or to decline participation for a particular year, must be irrevocably made not later than the end of the calendar year prior to the year for which the Deferred Share Units are granted. Notwithstanding the prior sentence, for U.S. Taxpayers who become Eligible Directors for the first time in any calendar year, an election pursuant to Section 3.4 may be made at any time within 30 days after an initial grant of DSUs is made to such Eligible Director. Such election shall only be effective with respect to DSU grants made after the written notice described in Section 3.4 has been received by the Chief Financial Officer of the Corporation.

2.	Notwithstanding Section 4.6 of the Plan, the following procedure shall be used to determine a Distribution Date for Deferred Share Units that are subject to this Schedule A.

(a)	An Eligible Director who is a U.S. Taxpayer shall have the right to elect, at his or her option, to receive the distribution of all amounts credited to his or her Deferred Share Unit Account on any date (the “Distribution Date”) within the period commencing on his or her Separation Date, and ending on December 1, of the first calendar year following the year in which the Separation Date occurs. Such election shall be made by written notice delivered to the Chief Financial Officer of the Corporation not later than the end of the calendar year prior to the year for which the Deferred Share Units are granted. If no election is made, the Distribution Date shall be the Separation Date, subject to clause (b) below.

(b)	Notwithstanding the foregoing, if any U.S. Taxpayer is determined to be a “specified employee” (as determined under Section 409A, in accordance with the Corporation’s policies) at the Separation Date, then the Distribution Date shall not be earlier than the date that is six (6) months following his or her Separation Date.

3.	Notwithstanding Section 4.8(d) of the Plan (and except as required pursuant to Section 2(b) of this Schedule A), the issuance of Shares shall not be delayed beyond the end of the year in which the Distribution Date occurs, or, if later, the date that is 2 ½ months after the Distribution Date, unless the Committee reasonably anticipates that the issuance of Shares would violate federal securities

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laws of other applicable laws, in which case Shares will be issued at the earliest date at which the Committee reasonably anticipates that issuance of Shares would not cause such violation.

4.	Notwithstanding Section 4.9 of the Plan or any election by the Participant of a Distribution Date, upon the death of a Participant prior to the distribution of his or her Deferred Share Unit Account, an issuance of Payment Shares or, upon the joint election of the Corporation and the executor or administrator of the Participant’s estate, a Cash Payment or a combination of Cash Payment and Payment Shares shall be issued or paid to the estate of such Participant on the first business day that occurs following 90 days after the Participant’s date of death and such date will be the Distribution Date. No election of an alternative payment date by the estate or beneficiary shall be permitted.

5.	Notwithstanding anything to the contrary in the Plan, no consent to an amendment, suspension or termination that adversely affects the Deferred Share Units previously granted to a U.S. Taxpayer under Section 409A shall be required if such amendments are considered by the Committee, on the advice of counsel, to be necessary or desirable in order to avoid adverse U.S. tax consequences to the U.S. Taxpayer.

No provision of the Plan or amendment to the Plan may permit the acceleration of payments under the Plan to U.S. Taxpayers contrary to the provisions of Section 409A.

In the event of a termination of the Plan, no payments to U.S. Taxpayers shall be made, except on the schedule permitted by Section 409A.

All provisions of the Plan shall continue to apply to the U.S. Taxpayer to the extent they have not been specifically modified by this Schedule “A”. In regard to a U.S. Taxpayer, the Committee shall interpret all Plan provisions in a manner that does not cause a violation of Section 409A.

6.	Restrictions on Deferred Share Units of Certain Dual Taxpayers. Notwithstanding anything in the Plan to the contrary, if the Deferred Share Units of a U.S. Taxpayer are subject to tax under both the income tax laws of Canada and the income tax laws of the United States, the following special rules regarding forfeiture will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under Section 409A and/or under paragraph 6801(d) of the regulations under the Income Tax Act (Canada) (the “ITA”), that may result because of the different requirements as to the time of redemption of Deferred Share Units (and thus the time of taxation) with respect to a U.S. Taxpayer’s “Separation from Service” under Section 409A and the U.S. Taxpayer’s Separation Date (under Canadian tax law). The intended consequence of this Section 6 of this Schedule A is that payments to such U.S. Taxpayer in respect of Deferred Share Units will only occur if such U.S. Taxpayer experiences both a Separation from Service under Code Section 409A and a termination or loss of office within the meaning of paragraph 6801(d) of the regulations under the ITA. If such a U.S. Taxpayer does not experience both a Separation from Service and a termination or loss of office within the meaning of paragraph 6801(d) of the ITA, such Deferred Share Units shall instead be immediately and irrevocably forfeited, including, but not limited to, the following situations:

(a)	a U.S. Taxpayer experiences a Separation from Service as a result of ceasing to be a member of the Board of the Corporation (and any related entity that is considered the same service recipient under Code Section 409A), but such U.S. Taxpayer continues providing services as an employee of the Corporation or a corporation related to the Corporation within the meaning of the ITA such that no Separation Date has occurred; and

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(b)	an Eligible Director who is a U.S. Taxpayer experiences a termination or loss of office for any reason such that a Separation Date occurs, but continues to provide services to the Corporation (or any related entity that is considered the same service recipient under Code Section 409A) as an independent contractor such that he has not experienced a Separation from Service.

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